Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

AND FOR THE SIX AND THREE-MONTH PERIODS THEN ENDED

PRESENTED IN COMPARATIVE FORMAT

Free translation from the original prepared in Spanish for publication in Argentina

 REPORT ON REVIEW OF THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Pampa Energía S.A.

Legal address: Maipú, 1

Autonomous City of Buenos Aires

Tax Code No.: 30-52655265-9

Report on the consolidated condensed interim financial statements

Introduction

We have reviewed the accompanying consolidated condensed interim financial statements of Pampa Energía S.A. and its subsidiaries (hereinafter "the Group"), which comprise the consolidated statement of financial position as of June 30, 2023, the consolidated statements of comprehensive income for the periods of six and three months ended June 30, 2023, of changes in equity and cash flows for the six months ended June 30, 2023, and selected explanatory notes.

Board's responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE, for its acronym in Spanish) as professional accounting standards and incorporated by the National Securities Commission (CNV, for its acronym in Spanish) to its regulations, as approved by the International Accounting Standards Board (IASB), and therefore is responsible for the preparation and presentation of the consolidated condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of the review

Our responsibility is to express a conclusion on these consolidated condensed interim financial statements based on our review, which was performed in accordance with the International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of consolidated condensed interim Financial Statements consists of inquiries primarily of Company staff responsible for financial and accounting matters, and applying analytical and other review procedures. This review is substantially less in scope than an audit examination conducted in accordance with international standards on auditing and consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the consolidated condensed interim Financial Statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34.

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Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Pampa Energía S.A., that:

a)	the consolidated condensed interim financial statements of Pampa Energía S.A. are recorded to the “Inventory and Balance Sheet” book, and complies in what is a matter of our competence, with the provisions of the General Companies Law and in the pertinent resolutions of the National Securities Commission;

b)	the individual condensed interim financial statements of Pampa Energía S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations;

c)	we have read the Summary of Activity (“Reseña Informativa”), on which, as regards those matters that are within our competence, we have no observations to make;

d)	as of June 30, 2023, the debt accrued by Pampa Energía S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records and calculations amounted to $ 845.6 millions, none of which was claimable at that date.

Autonomous City of Buenos Aires, August 9, 2023

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Carlos Martín Barbafina

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GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Unaudited Consolidated Condensed Interim Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
AFIP	Federal Administration of Public Revenue
BCRA	Argentina’s Central Bank
BNA	Banco de la Nación Argentina
BYMA	Bolsas y Mercados Argentinos
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CIESA	Compañía de Inversiones de Energía S.A.
CISA	Comercializadora e Inversora S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	National Securities Commission of Argentina
CSJN	Argentina’ Supreme Court of Justice
CTB	CT Barragán S.A
EAR	Effective Annual Rate
EISA	Energía Inversora S.A.
ENRE	National Regulatory Authority of Electricity
GASA	Generación Argentina S.A.
Greenwind	Greenwind S.A.
GyP	Gas y Petróleo del Neuquén S.A.P.E.M.
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IASB	International Accounting Standards Board
MAT	Forward Market
MATER	Renewable Energy Forward Market
MLC	Foreign Exchange Market
MW	Megawatt
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NYSE	New York Stock Exchange
OCP Ltd	Oleoductos de Crudos Pesados Ltd
OCP SA	Oleoductos de Crudos Pesados S.A.

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
PB18	Pampa Bloque 18 S.A. (former Ecuador TLC S.A.)
PEB	Pampa Energía Bolivia S.A.
PEN	Federal Executive Branch
PEPE II	Pampa Energía II Wind Farm
PEPE III	Pampa Energía III Wind Farm
PEPE IV	Pampa Energía IV Wind Farm
PEPE VI	Pampa Energía VI Wind Farm
PISA	Pampa Inversiones S.A.
Refinor	Refinería del Norte S.A.
SACDE	Argentine Society of Construction and Strategic Development
SE	Secretary of Energy
TGS	Transportadora de Gas del Sur S.A.
TGU	Transporte y Servicios de Gas en Uruguay S.A.
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. dollar
UTE	Unión Transitoria de Empresas
VAR	Vientos de Arauco Renovables S.A.U.
YPF	YPF S.A.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF
COMPREHENSIVE INCOME

For the six and three-month periods ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

		Six months		Three months
	Note	06.30.2023	06.30.2022	06.30.2023	06.30.2022

Revenue	8	194,256	99,523	110,341	55,512
Cost of sales	9	(117,939)	(60,896)	(67,401)	(34,652)
Gross profit		76,317	38,627	42,940	20,860

Selling expenses	10.1	(7,723)	(3,721)	(4,530)	(1,658)
Administrative expenses	10.2	(19,564)	(7,326)	(11,254)	(3,797)
Exploration expenses	10.3	(1,750)	(15)	(1,702)	(7)
Other operating income	10.4	14,289	4,357	9,430	3,057
Other operating expenses	10.4	(7,375)	(2,632)	(3,530)	(964)
Impairment of property, plant and equipment, intangible assets and inventories		(323)	(4,384)	(734)	(4,375)
Impairment of financial assets		(937)	(519)	(646)	(392)
Share of profit from associates and joint ventures	5.1.3	8,570	6,861	5,370	4,179
Operating income		61,504	31,248	35,344	16,903

Financial income	10.5	428	450	235	204
Financial costs	10.5	(41,078)	(8,794)	(26,367)	(4,599)
Other financial results	10.5	55,461	(4,170)	40,818	(3,881)
Financial results, net		14,811	(12,514)	14,686	(8,276)
Profit before income tax		76,315	18,734	50,030	8,627
Income tax	10.6	(7,087)	(29)	(7,730)	(376)
Profit for the period		69,228	18,705	42,300	8,251

Other comprehensive income
Items that will not be reclassified to profit or loss
Exchange differences on translation		193,260	42,435	116,450	27,064
Items that may be reclassified to profit or loss
Exchange differences on translation		3,874	8,051	1,389	3,650
Other comprehensive income of the period		197,134	50,486	117,839	30,714
Total comprehensive income of the period		266,362	69,191	160,139	38,965

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UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the six and three-month periods ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

		Six months		Three months
	Note	06.30.2023	06.30.2022	06.30.2023	06.30.2022
Total income of the period attributable to:

Owners of the Company		69,097	18,469	42,179	8,165
Non-controlling interest		131	236	121	86
		69,228	18,705	42,300	8,251

Total comprehensive income of the period attributable to:

Owners of the Company		265,732	68,806	159,749	38,782
Non-controlling interest		630	385	390	183
		266,362	69,191	160,139	38,965

Earnings per share attributable to equity holders of the Company
Basic and diluted earnings per share	13.2	50.36	13.37

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT
OF FINANCIAL POSITION

As of June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

	Note	06.30.2023	12.31.2022
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	585,004	383,464
Intangible assets	11.2	25,252	24,364
Right-of-use assets		1,982	1,521
Deferred tax asset	11.3	8,491	6,326
Investments in associates and joint ventures	5.1.3	240,004	159,833
Financial assets at amortized cost	12.1	25,853	18,000
Financial assets at fair value through profit and loss	12.2	7,053	4,867
Other assets		121	91
Trade and other receivables	12.3	6,660	3,415
Total non-current assets		900,420	601,881

CURRENT ASSETS
Inventories	11.4	47,714	30,724
Financial assets at amortized cost	12.1	3,006	1,357
Financial assets at fair value through profit and loss	12.2	169,968	103,856
Derivative financial instruments		146	161
Trade and other receivables	12.3	116,646	83,328
Cash and cash equivalents	12.4	50,749	18,757
Total current assets		388,229	238,183
Held for sale assets	5.1.1	46,631	-
Total assets		1,335,280	840,064

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION (Continuation)

As of June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

	Note	06.30.2023	12.31.2022
SHAREHOLDERS´ EQUITY
Share capital	13.1	1,360	1,380
Share capital adjustment		7,126	7,231
Share premium		19,950	19,950
Treasury shares	13.1	4	4
Treasury shares adjustment		21	21
Treasury shares cost		(211)	(2,280)
Legal reserve		11,767	8,137
Voluntary reserve		367,495	171,243
Other reserves		(278)	(448)
Other comprehensive income		181,684	113,720
Retained earnings		80,447	84,505
Equity attributable to owners of the company		669,365	403,463
Non-controlling interest		1,684	1,157
Total equity		671,049	404,620

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	11.5	38,250	26,062
Income tax and minimum notional income tax provision	11.6	37,356	31,728
Deferred tax liability	11.3	17,596	19,854
Defined benefit plans		8,362	4,908
Borrowings	12.5	333,830	237,437
Trade and other payables	12.6	8,485	3,757
Total non-current liabilities		443,879	323,746

CURRENT LIABILITIES
Provisions	11.5	1,003	779
Income tax liability	11.6	4,493	927
Tax liabilities		7,398	4,966
Defined benefit plans		928	1,021
Salaries and social security payable		5,404	5,627
Derivative financial instruments		133	318
Borrowings	12.5	91,688	48,329
Trade and other payables	12.6	74,368	49,731
Total current liabilities		185,415	111,698
Liabilities associated to held for sale assets	5.1.1	34,937	-
Total liabilities		664,231	435,444
Total liabilities and equity		1,335,280	840,064

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Retained earnings	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2021	1,382	7,245	19,950	4	21	(238)	5,203	54,528	(550)	51,432	44,454	183,431	609	184,040
Constitution of legal and voluntary reserve		-	-	-	-	-	(485)	44,939	-	-	(44,454)	-	-	-
Capital reduction		-	-	(2)	(14)	209	-	(193)	-	-	-	-	-	-
Treasury shares acquisition	(2)	(14)	-	2	14	(1,171)	-	-	-	-	-	(1,171)	-	(1,171)
Stock compensation plans	-	-	-	-	-	-	-	-	(113)	-	-	(113)	-	(113)
Dividens ditribution		-	-	-	-	-	-	-	-	-	-	-	(25)	(25)
Profit for the six-month period	-	-	-	-	-	-	-	-	-	-	18,469	18,469	236	18,705
Other comprehensive income for the six-month period	-	-	-	-	-	-	1,034	21,773	-	22,911	4,619	50,337	149	50,486
Balance as of June 30, 2022	1,380	7,231	19,950	4	21	(1,200)	5,752	121,047	(663)	74,343	23,088	250,953	969	251,922

Treasury shares acquisition	-	-	-	-	-	(1,080)	-	-	-	-	-	(1,080)	-	(1,080)
Stock compensation plans	-	-	-	-	-	-	-	-	215	-	-	215	-	215
Profit (Loss) for the complementary six-month period	-	-	-	-	-	-	-	-	-	-	46,390	46,390	(195)	46,195
Other comprehensive income for the complementary six-month period	-	-	-	-	-	-	2,385	50,196	-	39,377	15,027	106,985	383	107,368
Balance as of December 31, 2022	1,380	7,231	19,950	4	21	(2,280)	8,137	171,243	(448)	113,720	84,505	403,463	1,157	404,620

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Retained earnings	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2022	1,380	7,231	19,950	4	21	(2,280)	8,137	171,243	(448)	113,720	84,505	403,463	1,157	404,620
Constitution of legal and voluntary reserve	-	-	-	-	-	-	(16)	84,521	-	-	(84,505)	-	-	-
Capital reduction	-	-	-	(20)	(105)	2,069	-	(1,944)	-	-	-	-	-	-
Treasury shares acquisition	(20)	(105)	-	20	105	-	-	-	-	-	-	-	-	-
Stock compensation plans	-	-	-	-	-	-	-	-	170	-	-	170	-	170
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	-	(103)	(103)
Profit for the six-month period	-	-	-	-	-	-	-	-	-	-	69,097	69,097	131	69,228
Other comprehensive income for the six-month period	-	-	-	-	-	-	3,646	113,675	-	67,964	11,350	196,635	499	197,134
Balance as of June 30, 2023	1,360	7,126	19,950	4	21	(211)	11,767	367,495	(278)	181,684	80,447	669,365	1,684	671,049

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

	Note	06.30.2023	06.30.2022
Cash flows from operating activities:
Profit for the period		69,228	18,705
Adjustments to reconcile net profit to cash flows from operating activities:	14.1	17,407	23,759
Changes in operating assets and liabilities	14.2	(11,120)	(17,286)
Net cash generated by operating activities		75,515	25,178

Cash flows from investing activities
Payment for property, plant and equipment acquisitions		(74,884)	(19,645)
Payment for intangibles assets		-	(3,312)
Collections for sales (Payment for) public securities and shares acquisitions, net		9,212	(6,969)
Recovery of mutual funds, net		1,094	2,125
Payment for the acquisition of associates		-	(62)
Collection for equity interests in companies sales		1,416	2,842
Collections for property, plant and equipment sales		62	20
Collections for intangible assets sales		1,626	2,060
Dividends received		-	523
(Payment) Collection of loans		(217)	1,172
Net cash used in investing activities		(61,691)	(21,246)

Cash flows from financing activities
Proceeds from borrowings	12.5	46,753	3,946
Payment of borrowings	12.5	(3,357)	(459)
Payment of borrowings interests	12.5	(29,710)	(6,257)
Payment for treasury shares acquisition		-	(1,171)
Repurchase of corporate bonds	12.5	(1,335)	-
Payments of leases		(75)	(281)
Payments of dividends		(139)	(30)
Net cash generated by (used in) financing activities		12,137	(4,252)

Increase (Decrease) in cash and cash equivalents		25,961	(320)

Cash and cash equivalents at the beginning of the year	12.4	18,757	11,283
Cash and cash equivalents at the end of the year of held for sale assets		(4,908)	-
Exchange and conversion difference generated by cash and cash equivalents		10,939	2,209
Increase (Decrease) in cash and cash equivalents		25,961	(320)
Cash and cash equivalents at the end of the period	12.4	50,749	13,172

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS For the six-month period ended June 30, 2023, presented in comparative format. (In millions of Argentine Pesos (“$”))

NOTE 1: GENERAL INFORMATION

General information of the Company

The Company is a fully integrated power company in Argentina, which mainly participates in the electric energy and gas value chains.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 5,432 MW installed capacity as of June 30, 2023, which represents approximately 13% of Argentina’s installed capacity, and being one of the four largest independent generators in the country. Additionally, the Company is currently undergoing a process to expand its installed capacity by an additional 140 MW.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, with operations in 11 production areas and 4 exploratory areas reaching a production level of 9.7 million m3/day of natural gas and 5.1 thousand boe/day of oil in Argentina, during the first semester ended June 30, 2023. Its main natural gas production blocks are located in the Provinces of Neuquén and Río Negro.

In the petrochemicals segment, operations are located in Argentina, where the Company operates two high-complexity plants producing styrene, synthetic rubber and polystyrene, with a domestic market share ranging between 94% and 100%.

Finally, through the holding and others segment, the Company participates in the electricity transmission and oil and gas transportation businesses. In the electricity transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 21,697 km high-voltage electricity transmission network in Argentina with an 86% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,220 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires, in addition to shale gas transportation and conditioning at Vaca Muerta. Besides, the Company owns a 30.1% indirect interest in OCP (see Note 5.1.4), licensee company of an oil pipeline in Ecuador that has a transportation capacity of 450 thousand barrels/day. Additionally, the segment includes advisory services provided to related companies.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 2: REGULATORY FRAMEWORK

2.1	Generation
2.1.1	Sales contracts with large users within the MAT
2.1.1.1	Renewable Energy Term Market (“MATER” Regime)

On March 20, 2023, SE Resolution No. 165/23 was passed, which modified the penalty system applicable to MATER and Renovar projects, including projects awarded under the Renovar MiniRen Program, Round 3. Penalties for breaches in the committed supply of energy were incorporated into the system, to be discounted in 12 monthly and consecutive installments as from commercial commissioning, keeping the generator’s option to cancel the penalties in 48 monthly and consecutive installments with the application of a 1.7% EAR in U.S. dollars. To avoid affecting the projects’ minimum maintenance, a 20% discount cap for the monthly transaction was established for those generators opting into the 48-installment scheme. The balance following the application of this cap will be discounted in the first transaction in which the penalty is below the stated cap; if the number of installments is exceeded, the scheme will be maintained until the penalties’ full cancellation and, in case the contract term is exceeded, the payment scheme may be restructured, or the discount cap may be increased to 40% of the transaction.

2.1.1.2 Amendment to the dispatch priority system

SE Resolution No. 360/23 introduced several changes to the effective priority dispatch system. These modifications include the granting of a dispatch priority to renewable generation projects to be sold in the MATER that finance the corresponding transmission expansions and/or renewable energy generation projects with an associated demand larger than 10 MW.

Besides, it established a new referential dispatch priority system in corridors without full availability at every hour of the year. In this way, the dispatch priority will have an injection probability of 92% of the typical annual energy.

Moreover, it establishes that parcially commissioned projects regarding the committed capacity will pay the dispatch priority charge exclusively for the difference between the assigned power capacity and that commissioned, provided the accumulated commissioned capacity is at least 50% of that assigned.

Finally, projects with commissioned power capacity lower than assigned power capacity will lose dispatch priority for uncommissioned power capacity.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.1.2	Supply Agreements with CAMMESA

2.1.2.1 Renovar Programs

In line with the scheme set forth by SE Resolution No. 1,260/21 and to address the issue of projects under the different Renovar rounds breaching the committed commercial commissioning dates, on April 25, 2023, the SE passed Resolution No. 284/23 to release the transportation capacity committed under different Renovar Rounds having difficulties with the projects' conclusion. The new scheme authorizes holders of these projects to terminate the Supply Agreement with CAMMESA against the payment of an amount equivalent to US$ 35,000 per MW of the project’s power capacity, the waiver of claims against the Federal Government, the SE and/or CAMMESA, an indemnity commitment to realease these authorities against claims by its shareholders or controlling, controlled and/or affiliated companies, and the waiver of granted and unused fiscal benefits. Applications should be presented to CAMMESA within 30 calendar days from the resolution’s publication; the above-stated documentation should be completed within 90 calendar days, and agreements opting into the Fund for Renewable Energy Development (Fondo para el Desarrollo de Energía Renovables, "FODER") should be terminated.

2.1.2.2 Remuneration for combined cycles

SE Resolution No. 59/23 dated February 7, 2023 established an opt-in system under which combined cycles’ owners could execute an availability and efficiency optimization agreement with CAMMESA. The agreement contemplates an availability commitment for 85% of the net power capacity for a maximum term of 5 years and sets a US$ 2,000/MW-month remuneration for the available power capacity and the dollarization of the energy price based on the fuel used (US$ 3.5/MWh for natural gas and US$ 6.1/MWh for fuel oil and gas oil). Besides, it provides for a 35% and 15% reduction in the remuneration collectible for guaranteed power capacity for generators with availability commitments in the spot market for the summer-winter and autumn-spring periods, respectively.

The Company executed agreements with CAMMESA for its CTLL and Genelba power plants’ combined cycles. On the other side, CTB executed an agreement with CAMMESA for its open cycle’s gas turbines units. In all cases, agreements are effective from March 1, 2023 to February 29, 2028.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.1.2.3 RenMDI Call

Pursuant to SE Resolution No. 609/23, projects submitted under the RenMDI call for tenders were awarded. Under line 1, destined for the substitution of forced generation, 514 MW of power capacity were awarded, distributed among 46 projects, for an average price of US$ 73.1/MWh. Under line 2, destined for the diversification of the energy matrix, 52 projects were awarded for a total 119.57 MW power capacity and an average price of US$ 145.8/MWh. Pampa has not participated in this call.

2.2	Oil and Gas

Natural gas exports

On April 19, 2023, the SE notified the Company of the extension of the Neuquina basin’s natural gas export quota for the next winter period, consisting of: (i) an extraordinary and priority quota of 2 million m3/d for the months of May and June 2023, assignable pro rata among the “July Flat Gas Commitment” awardees, and (ii) a firm winter export quota under Plan GasAr for a 3 million m3/d volume for the months of July, August and September 2023.

In this sense, the Company was assigned an additional volume of 872,727 m3/, totaling a 2,181,818 m3/d export quota for the months of May and June. The volume assigned for the months of July, August and September was 857,449 m3/d. Regarding the minimum price for export permits, it will remain at US$ 7.73/MMBTU.

Besides, the following summer export quotas were assigned: 9 million m3/d for the Neuquina Basin and 2 million m3/d for the Austral Basin. The minimum price will result from calculating the simple average Brent oil prices in the first fifteen days of the month prior to delivery, multiplied by 7%. The Company was assigned a 1,452,878 m3/d volume.

2.3	Gas Transportation

TGS’s Tariff situation

On March 16, 2023, TGS’s Board of Directors approved a proposed addendum to the renegotiation transitionary agreement (the “2023 RTT”) sent by ENARGAS. On April 27, 2023, ENARGAS issued Resolution No. 186/23 publishing the new effective tariff schemes. The 2023 RTT was later ratified by PEN Executive Order No. 250/23 dated April 29, 2023.

The 2023 RTT includes, effective from April 29, 2023, a 95% transitionary tariff increase on the natural gas transportation tariff and the access and use charge. While it is in force, TGS may not distribute dividends or directly or indirectly early cancel financial and commercial debts taken on with shareholders, acquire other companies or grant loans, except for loans benefiting users or granted to contractors not covered by the previously indicated cases. If TGS deems it appropriate to act otherwise, it should require the corresponding authorization.

13

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.4	Transmission

Transener and Transba’s tariff situation

On April 20, 2023, under ENRE Resolution No. 364/23, the ENRE launched the comprehensive tariff review process for electricity transmission companies pursuant to Act No. 24,065 and Act No. 27,541, setting a 30-day term to draw up the guidelines and schedule for its development.

On May 29, 2023, ENRE Resolution No. 421/23 approved the transmission tariff review program for the year 2023 and the first quarter of 2024, providing for the ENRE´s notification of the schedule and information requirements during the months of September and October 2023.

2.5	Regulations on access to the MLC

The main updates introduced by the BCRA on MLC inflow and outflow regulations which were disclosed in the Consolidated Financial Statements as of December 31, 2022, are summarized below.

On April 20, 2023, for the provision of certain services, the BCRA prior authorization was incorporated as requirement to access the MLC before 60 calendar days as from approval of the Argentine Republic’s Imports and Foreign Service Payments System (“SIRASE”)’s affidavit. This requirement is not applicable in the following cases: (i) payments through a swap and/or arbitrage against a foreign-currency domestic account; (ii) access simultaneously with the settlement of a new foreign financial indebtedness for which the principal matures after the stated term; and (iii) access with funds originated in the financing of service imports granted by a domestic financial entity with a commercial credit line abroad when the total principal of the financing matures after the stated term. On May 11, 2023, the BCRA established that financial entities should verify that the corresponding SIRA affidavit with an "approved" (salida) status has been assigned a term of 0 calendar days to access the MLC before granting access to pay imports of goods with a pending customs entry record (advance and sight payments) and payments of commercial debts without a customs entry record (in accordance with the exceptions set by the regulation).

As regards transactions with stock market assets, the term during which transactions may not be conducted is extended to 180 calendar days for securities issued under foreign law and maintained at 90 days for securities issued under Argentine law, to be submitted in the affidavits to access the MLC. On May 11, 2023, the BCRA broadened the scope of the affidavits for deliveries made as from May 12, 2023 to include legal entities that are part of the same economic group as the affiant (that is, companies sharing a control relationship under the "Large credit risk exposures" regulations).

More information on Argentina’s foreign exchange regulations can be found at the BCRA’s website: www.bcra.gov.ar.

14

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 3: BASIS OF PREPARATION

These Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2023 have been prepared pursuant to the provisions of IAS 34, “Interim Financial Information”, are expressed in million pesos and were approved for their issuance by the Company’s Board of Directors on August 9, 2023.

The information included in the Consolidated Condensed Interim Financial Statements is recorded in US dollars, which is the Company’s functional currency and, in accordance with CNV requirements, is presented in pesos, the legal currency in Argentina.

This consolidated condensed interim financial information had been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss and they should be read together with the Consolidated Financial Statements as of December 31, 2022, which have been prepared under IFRS.

These Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2023 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for the period. The results for the six-month period ended June 30, 2023, does not necessarily reflect in proportion the Company’s results for the complete year.

The accounting policies have been consistently applied to all entities within the Group.

Comparative information

The information as of December 31, 2022, and for the six and three-month periods ended June 30, 2022, disclosed for comparative purposes, arises from the Consolidated Financial Statements as of those dates.

Additionally, certain non-significant reclassifications have been made to those Consolidated Financial Statements´ figures to keep the consistency in the presentation with the figures of the current period.

15

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these Consolidated Condensed Interim Financial Statements are consistent with those used in the Consolidated Financial Statements for the last fiscal year, which ended on December 31, 2022.

New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2023 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2023:

-	IFRS 17 - “Insurance Contracts” (issued in May 2017 and modified in June 2020 and December 2021).
-	IAS 1 - “Presentation of financial statements” (amended in February 2021).
-	IAS 8 - “Accounting Policies” (amended in February 2021).
-	IAS 12 - “Income Tax” (amended in May 2021).

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

NOTE 5: GROUP STRUCTURE

5.1	Interest in subsidiaries, associates and joint ventures
5.1.1	Assets and liabilities available for sale – Agreement for the acquisition of an additional interest in Rincón de Aranda and divestment of stake in Greenwind

On June 23, 2023, the Company executed an agreement with Total Austral S.A. (Argentine branch) to acquire the additional 45% interest in the Rincón de Aranda area, reaching a 100% interest in the block. As part of the agreement, Pampa will assign 100% of its equity stake in Greenwind, which only asset is the Mario Cebreiro Wind Farm.

Rincón de Aranda is a 240 km2 exploration block located in the oil window of the Vaca Muerta formation, in the Province of Neuquén. It currently has a shut-in production well and an uncompleted well, both drilled in 2019; although the block is not currently in production, its proximity to important productive blocks in the Vaca Muerta formation makes it highly promising from a technical standpoint.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The closing of the transaction is subject to the fulfillment of certain conditions precedent, including, but not limited to, the assignment's approval and the granting of an Unconventional Hydrocarbons Exploitation Concession ("CENCH") over the block in favor of the Company.

On July 26, 2023, the Company entered into a Memorandum of Understanding with the Province of Neuquén agreeing on the CENCH's granting terms. Pursuant to Executive Order No. 1,435/23 dated July 31, 2023, the Province of Neuquén approved the above-mentioned Memorandum of Understanding, the assignment of Total Austral S.A. (Argentine branch)'s interest to the Company and granted the CENCH to the Company. The assignment of rights over the area and the CENCH will become effective at transaction closing.

On the other side, Mario Cebreiro Wind Farm, inaugurated in 2018 with a 100 MW capacity and located in Bahía Blanca, Province of Buenos Aires, was the Company's first wind power project, which was awarded under the Renovar 1 program. It is worth highlighting that, despite the wind farm's assignment, the Company remains committed to renewable energy, which is essential to keep its position as a leading provider of efficient energy and has started the construction of PEPE VI (see Note 18).

Lastly, with the acquisition of the additional interest in Rincón de Aranda, the Company diversifies its presence in the energy sector with a shale oil block having great production potential and reinforces its commitment to the development of unconventional reserves in Vaca Muerta.

Within the described framework and in accordance with IFRS 5, Greenwind's assets and liabilities have been classified as held for sale as of June 30, 2023.

17

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

As of June 30, 2023, held for sale assets and liabilities are as follows:

ACTIVO
ACTIVO NO CORRIENTE
Property, plant and equipment	31,083
Intangible assets	7,582
Other receivables	4
Total non-current assets	38,669

CURRENT ASSETS
Financial assets at fair value through profit and loss	1,668
Trade and other receivables	1,386
Cash and cash equivalents	4,908
Total current assets	7,962
Held for sale assets	46,631

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	241
Income tax provision	1,473
Deferred tax liability	12,234
Borrowings	16,004
Total non-current liabilities	29,952

CURRENT LIABILITIES
Income tax provision	554
Borrowings	4,276
Trade payables	155
Total current liabilities	4,985
Liabilities associated to held for sale assets	34,937

18

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.1.2	Subsidiaries information
			30.06.2023	31.12.2022
Sociedad	País de domicilio	Actividad principal	% de participación directo e indirecto	% de participación directo e indirecto
Autotrol Renovable S.A.	Argentina	Generadora	100.00%	100.00%
GASA	Argentina	Generadora	100.00%	100.00%
Enecor S.A.	Argentina	Transporte de electricidad	70.00%	70.00%
Fideicomiso CIESA	Argentina	Inversora	100.00%	100.00%
Greenwind (1)	Argentina	Generadora	100.00%	100.00%
HIDISA	Argentina	Generadora	61.00%	61.00%
HINISA	Argentina	Generadora	52.04%	52.04%
CISA	Argentina	Comercializadora e inversora	100.00%	100.00%
PEB	Bolivia	Inversora	100.00%	100.00%
PB18	Ecuador	Petrolera	100.00%	100.00%
Energía Operaciones ENOPSA S.A.	Ecuador	Petrolera	100.00%	100.00%
Pampa Ecuador Inc	Nevis	Inversora	100.00%	100.00%
PE Energía Ecuador LTD	Gran Cayman	Inversora	100.00%	100.00%
EISA	Uruguay	Inversora	100.00%	100.00%
PISA	Uruguay	Inversora	100.00%	100.00%
TGU	Uruguay	Transporte de gas	51.00%	51.00%
Petrolera San Carlos S.A.	Venezuela	Petrolera	100.00%	100.00%
VAR	Argentina	Generadora	100.00%	100.00%
Vientos Solutions Argentina S.A.U.	Argentina	Servicios de asesoramiento	100.00%	100.00%
Vientos Solutions S.L.U.	España	Inversora	100.00%	100.00%

(1) See Note 5.1.1.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.1.3	Associates and joint ventures information

The following table presents the main activity and the financial information used for valuation and percentages of participation in associates and joint ventures:

		Información sobre el emisor
	Actividad principal	Fecha	Capital social	Resultado del período	Patrimonio	% de participación directo e indirecto
Asociadas
OCP Ltd	Inversora	06.30.2023	25,786	364	25,163	30.06%
TGS (1)	Trasporte de gas	06.30.2023	753	19,252	421,909	2.612%

Negocios conjuntos
CIESA (1)	Inversora	06.30.2023	639	9,794	215,281	50.00%
Citelec (2)	Inversora	06.30.2023	556	4,171	66,857	50.00%
CTB	Generadora	06.30.2023	8,558	2,313	140,199	50.00%

(1)	The Company holds a direct and indirect interest of 2.612% in TGS and 50% in CIESA, a company that holds a 51% interest in the share capital of TGS. Therefore, additionally the Company has an indirect participation of 25.50% in TGS.
As of June 30, 2023, the quotation of TGS's ordinary shares and ADR published on the Buenos Aires Stock Exchange and the NYSE was $ 1,414.60 and US$ 13.78, respectively, granting to Pampa (direct and indirect) ownership an approximate stake market value of $ 315,943 million.
(2)	The Company holds a 50% interest in Citelec, a company that holds a 52.65% interest in Transener’s capital stock; therefore, the Company has a 26.33% indirect interest in Transener. As of June 30, 2023, Transener’s common share price listed at the Buenos Aires Stock Exchange was $ 346 conferring Pampa’s indirect interest an approximate $ 40,4503 million market value.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The detail of the balances of investments in associates and joint ventures is as follows:

	06.30.2023	12.31.2022
Disclosed in non-current assets
Associates
OCP	4,010	2,679
TGS	11,746	11,805
Other	6	3
Total associates	15,762	14,487
Joint ventures
CIESA	120,714	77,043
Citelec	33,428	20,801
CTB	70,100	47,502
Total joint ventures	224,242	145,346
Total associates and joint ventures	240,004	159,833

The following table shows the breakdown of the result from investments in associates and joint ventures:

	06.30.2023	06.30.2022
Associates
Refinor	-	(1,328)
OCP	109	(157)
TGS	594	561
Total associates	703	(924)

Joint ventures
CIESA	4,625	3,672
Citelec	2,086	419
CTB	1,156	3,657
Greenwind	-	37
Total joint ventures	7,867	7,785
Total associates and joint ventures	8,570	6,861

21

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	06.30.2023	06.30.2022
At the beginning of the year	159,833	79,114
Dividends	-	(854)
Acquisition of equity interests	-	62
Sale of equity interests	(5,875)	-
Held for sale assets	-	(1,544)
Share of profit	8,570	8,103
Impairment	-	(1,242)
Exchange differences on translation	77,476	25,528
At the end of the period	240,004	109,167
5.1.4	Investment in OCP

On May 4, 2023, the Company, through its subsidiary PEB, entered into a purchase agreement with Repsol OCP de Ecuador S.A. to acquire 2,979,606,613 additional shares, representing 29.66% of the share capital, of OCP Ltd, which in turn holds the whole share capital and voting rights of OCP SA, for a price of US$ 15 million, adjusted by subtracting the dividends collected by Repsol OCP de Ecuador S.A. between January 1, 2023 and the transaction closing date. The completion of the transaction is subject to the customary precedent conditions, including the applicable governmental approvals.

5.1.5	Investment in CTB

Closing to combined cycle project

On February 22, 2023, CTB stared operations under the supply agreement with CAMMESA. On April 26, 2023, CTB was commissioned to operate with gas oil.

Issuance of CB

The resolutive condition of the guarantees granted by CTB’s co-controlling shareholders (Pampa Energía S.A. and YPF S.A.) in favor of holders of outstanding Classes 1, 2, 4, 6, 7 and 8 CB issued by CTB to secure the timely and proper payment of any owed amount, including principal and interest services, was fulfilled with the combined cycle’s commissioning on February 22, 2023. Consequently, these guarantees are terminated, ineffective and unenforceable.

On April 3, 2023, CTB issued Class 9 CB for a total amount of US$ 50 million at an annual fixed interest rate of 0% and maturing on April 3, 2026. Class 9 CB were subscribed and paid in cash and in-kind through the delivery of Class 1 CB, consequently, Class 1 CB with a face value of US$ 2.2 million were partially canceled. The remaining outstanding face value of Class 1 CB, amounting to US$ 30 million, was redeemed in full in May 2023.

22

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, CTB is in compliance with all the covenants under its debt agreements.

5.2	Oil and gas participations

Continuity plan in the Parva Negra Este block

On December 14, 2022, the Company, ExxonMobil Exploration Argentina S.R.L. and GyP submitted to the Provincial Enforcement Authority a proposal for a contractual continuity plan which included: (i) the granting of a Lot under Evaluation for the April-2022 through April-2025 period, (ii) a 50% reduction of the block’s surface, to a total surface of 143 km2, (iii) the assignment of ExxonMobil Exploration Argentina S.R.L.’s 42.50% interest to the Company, and (iv) the commitment to drill and complete 1 horizontal well targeting Vaca Muerta before September 2024.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the parties have executed an addendum to the Joint Venture agreement under the stated terms, and the Provincial Executive Order approving it is pending issuance.

Anticlinal Campamento termination agreement

On January 19, 2023, the Company accepted Oilstone Energía S.A.’s offer to terminate its rights and obligations under the investment agreement, the Joint Venture and the operating agreement of the block, effective from January 1, 2023.

Estación Fernández Oro termination agreement

On March 14, 2023, the Company accepted YPF S.A.’s proposal to terminate, effective as from January 1, 2023, all the Company’s rights and obligations in the investment agreement, the Joint Venture and the operating agreement for the Estación Fernández Oro block’s exploitation concession.

Las Tacanas Norte Exploration Permit Termination

On January 4, 2023, the Las Tacanas Norte block exploration period terminated, and the Company’s rights and obligations over the area expired.

Aguaragüe Concession Extension

On February 3, 2023, an agreement for a 10-year extension of the concession was signed with the enforcement authority. The agreement includes investment commitments for the execution of 1 well, 2 workovers and 2D seismic reprocessing.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the Provincial Executive Order ratifying this agreement is pending publication.

23

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

Agreement for the acquisition of an additional interest in Rincón de Aranda

On June 23, 2023, the Company executed an agreement with Total Austral S.A. (Argentine branch) to acquire the additional 45% interest in the Rincón de Aranda area. As part of the agreement, the Company will assign 100% of its equity stake in Greenwind, which only asset is the Mario Cebreiro Wind Farm (see Note 5.1.1).

The Company has a 55% participation in the block; therefore, after the closing of the transaction, it will reach a 100% participation in Rincón de Aranda.

Relinquishment of Río Atuel

On July 10, 2023, the Company and Petrolera El Trébol (operating entity) informed the Ministry of Economy and Energy of the Province of Mendoza of their decision to fully relinquish the block classified as a lot under evaluation pursuant to section 81.(b) of Act No. 17,319.

As a result, the Company has written off exploration wells for $ 1,702 million (US$ 6.6 million).

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of these Consolidated Condensed Interim Financial Statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Those estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Condensed Interim Financial Statements.

In the preparation of these Consolidated Condensed Interim Financial Statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2022.

6.2 Financial risk management

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last year.

24

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates in the electricity and oil and gas value chains.

Through its own activities, subsidiaries and share holdings in joint ventures and associates, and based on the business nature, customer portfolio and risks involved, the following business segments have been identified:

Electricity Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind (see Note 5.1.1), VAR, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants Güemes, Piedra Buena, Piquirenda, Loma de la Lata, Genelba, Ecoenergía, Pilar, I. White, the Pichi Picún Leufú hydroelectric complex and PEPE II, PEPE III and PEPE IV wind farms. It is worth highlighting that the results of the segment’s operations reflect the effects of the consolidation with Greenwind and VAR as from August 12, 2022, and December 16, 2022, respectively.

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas and through its direct and indirect interest in CISA.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding and Other Business, principally consisting of interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the south of the country, respectively, interests in the associate OCP, holding activities and other financial investment transactions.

The Company manages its operating segment based on its individual net result in U.S. dollars.

25

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the six-month period ended June 30, 2023	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue - local market	344	175	181	8	-	708	154,309
Revenue - foreign market	-	111	76	-	-	187	39,947
Intersegment revenue	-	55	-	-	(55)	-	-
Cost of sales	(181)	(198)	(231)	-	55	(555)	(117,939)
Gross profit	163	143	26	8	-	340	76,317

Selling expenses	(1)	(25)	(8)	-	-	(34)	(7,723)
Administrative expenses	(26)	(38)	(3)	(22)	-	(89)	(19,564)
Exploration expenses	-	(7)	-	-	-	(7)	(1,750)
Other operating income	35	25	-	1	-	61	14,289
Other operating expenses	(14)	(13)	(1)	(7)	-	(35)	(7,375)
(Impairment) Impairment recovery of intangible assets and inventories	-	-	(3)	2	-	(1)	(323)
Impairment of financial assets	-	-	-	(3)	-	(3)	(937)
Share of profit from associates and joint ventures	5	-	-	29	-	34	8,570
Operating income	162	85	11	8	-	266	61,504

Financial income	1	1	-	3	(3)	2	428
Financial costs	(66)	(97)	(1)	(27)	3	(188)	(41,078)
Other financial results	124	25	3	102	-	254	55,461
Financial results, net	59	(71)	2	78	-	68	14,811
Profit before income tax	221	14	13	86	-	334	76,315

Income tax	(21)	-	(2)	(6)	-	(29)	(7,087)
Profit (Loss) of the period	200	14	11	80	-	305	69,228

Depreciation and amortization	50	73	3	-	-	126	26,881

26

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the six-month period ended June 30, 2023	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loos) of the year attributable to:
Owners of the company	200	14	11	80	-	305	69,097
Non-controlling interest	-	-	-	-	-	-	131

Consolidated financial position information as of June 30, 2023
Assets	2,803	1,390	161	992	(145)	5,201	1,335,280
Liabilities	1,057	1,304	147	224	(144)	2,588	664,231

Net book values of property, plant and equipment	1,278	941	25	35	-	2,279	585,004

Additional consolidated information as of June 30, 2023
Increases in property, plant and equipment	146	217	3	3	-	369	79,714

27

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the six-month period ended June 30, 2022	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue - local market	331	161	184	12	-	688	78,708
Revenue - foreign market	-	86	100	-	-	186	20,815
Intersegment revenue	-	55	-	-	(55)	-	-
Cost of sales	(184)	(160)	(250)	-	54	(540)	(60,896)
Gross profit	147	142	34	12	(1)	334	38,627

Selling expenses	(1)	(24)	(8)	-	-	(33)	(3,721)
Administrative expenses	(19)	(28)	(2)	(14)	-	(63)	(7,326)
Exploration expenses	-	-	-	-	-	-	(15)
Other operating income	7	24	-	5	-	36	4,357
Other operating expenses	(2)	(16)	(1)	(4)	-	(23)	(2,632)
Impairment of property, plant and equipment, intangible assets and inventories	-	(29)	-	(6)	-	(35)	(4,384)
Impairment of financial assets	-	(1)	-	(3)	-	(4)	(519)
Share of profit from associates and joint ventures	34	-	-	23	-	57	6,861
Operating income	166	68	23	13	(1)	269	31,248

Financial income	1	1	-	6	(3)	5	450
Financial costs	(27)	(43)	(1)	(10)	3	(78)	(8,794)
Other financial results	(42)	(5)	-	12	-	(35)	(4,170)
Financial results, net	(68)	(47)	(1)	8	-	(108)	(12,514)
Profit before income tax	98	21	22	21	(1)	161	18,734

Income tax	(17)	27	(3)	(1)	-	6	(29)
Profit (Loss) of the period	81	48	19	20	(1)	167	18,705

Depreciation and amortization	43	61	2	-	-	106	11,910

28

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the six-month period ended June 30, 2022	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loss) of the period attributable to:
Owners of the company	79	48	19	20	(1)	165	18,469
Non-controlling interest	2	-	-	-	-	2	236

Consolidated financial position information as of December 31, 2022
Assets	2,464	1,234	177	1,029	(162)	4,742	840,064
Liabilities	979	1,248	147	245	(161)	2,458	435,444

Net book values of property, plant and equipment	1,299	807	24	34	-	2,164	383,464

Additional consolidated information as of June 30, 2022
Increases in property, plant and equipment and intangibles assets	30	148	2	31	-	211	24,002

29

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 8: REVENUE

	06.30.2023	06.30.2022

Energy sales in Spot Market	22,091	12,287
Energy sales by supply contracts	42,750	19,416
Fuel supply	9,715	5,569
Other sales	157	351
Generation sales subtotal	74,713	37,623

Gas sales	47,145	20,324
Oil sales	14,428	7,151
Other sales	1,037	690
Oil and gas sales subtotal	62,610	28,165

Products from catalytic reforming sales	25,404	12,920
Styrene sales	7,656	5,236
Synthetic rubber sales	8,191	5,880
Polystyrene sales	13,749	8,078
Other sales	245	196
Petrochemicals sales subtotal	55,245	32,310

Technical assistance and administration services sales	1,630	1,404
Other sales	58	21
Holding and others subtotal	1,688	1,425
Total revenue	194,256	99,523

30

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 9: COST OF SALES

	06.30.2023	06.30.2022
Inventories at the beginning of the year	30,724	15,888

Plus: Charges of the period
Purchases of inventories, energy and gas	46,426	27,918
Salaries and social security charges	9,218	4,415
Employees benefits	1,742	802
Defined benefit plans	1,149	320
Works contracts, fees and compensation for services	12,023	4,487
Property, plant and equipment depreciation	25,419	11,256
Intangible assets amortization	636	26
Right-of-use assets amortization	79	325
Energy transportation	1,075	421
Transportation and freights	1,893	895
Consumption of materials	2,354	1,578
Penalties	121	20
Maintenance	4,628	3,750
Canons and royalties	10,268	4,798
Environmental control	524	243
Rental and insurance	2,860	1,737
Surveillance and security	549	202
Taxes, rates and contributions	852	260
Other	394	174
Total charges of the period	122,210	63,627
Exchange differences on translation	12,719	2,971
Less: Inventories at the end of the period	(47,714)	(21,590)
Total cost of sales	117,939	60,896

31

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	06.30.2023	06.30.2022
Salaries and social security charges	532	247
Employees benefits	56	23
Fees and compensation for services	396	223
Property, plant and equipment depreciation	3	2
Taxes, rates and contributions	1,460	700
Transportation and freights	5,154	2,453
Other	122	73
Total selling expenses	7,723	3,721

10.2 Administrative expenses

	06.30.2023	06.30.2022
Salaries and social security charges	6,376	2,777
Employees benefits	984	361
Defined benefit plans	2,493	560
Fees and compensation for services	3,302	1,865
Compensation agreements	3,573	547
Directors' and Sindycs' fees	749	344
Property, plant and equipment depreciation	744	301
Consumption of materials	27	14
Maintenance	258	122
Transport and per diem	241	70
Rental and insurance	70	25
Surveillance and security	124	50
Taxes, rates and contributions	212	127
Communications	109	66
Other	302	97
Total administrative expenses	19,564	7,326

10.3 Exploration expenses

	06.30.2023	06.30.2022
Geological and geophysical expenses	48	15
Derecognition of unproductive wells	1,702	-
Total exploration expenses	1,750	15

32

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.4 Other operating income and expenses

	06.30.2023	06.30.2022
Other operating income
Insurance recovery	4	15
Services provided to third parties	75	88
Results for property, plant and equipment sale and derecognition	75	23
Result from intangible assets sale	-	252
Contingencies recovery	15	10
Tax charges recovery	12	23
Commercial interests	7,948	895
Contractual indemnity	1,360	-
Argentine Natural Gas Production Promotion Plan	4,349	2,849
Other	451	202
Total other operating income	14,289	4,357

Other operating expenses
Provision for contingencies	(522)	(131)
Provision for environmental remediation	(345)	-
Results for property, plant and equipment sale and derecognition	(19)	-
Tax credits´ impairment	(8)	(11)
Tax on bank transactions	(1,737)	(666)
Donations and contributions	(271)	(137)
Institutional promotion	(239)	(167)
Costs of concessions agreements completion	(1,036)	-
Contractual penalty	(1,360)	-
Readjustment of investment plan	-	(1,011)
Royalties of Argentine Natural Gas Production Promotion Plan	(637)	(412)
Other	(1,201)	(97)
Total other operating expenses	(7,375)	(2,632)

33

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.5 Financial results

	06.30.2023	06.30.2022
Financial income
Financial interest	177	37
Other interest	251	413
Total financial income	428	450

Financial costs
Financial interests (1)	(33,667)	(6,955)
Commercial interests	(83)	(33)
Fiscal interests	(6,055)	(1,339)
Other interests	(405)	(170)
Bank and other financial expenses	(868)	(297)
Total financial costs	(41,078)	(8,794)

Other financial results
Foreign currency exchange difference, net	14,057	1,353
Changes in the fair value of financial instruments	42,429	(4,762)
Result from present value measurement	(1,030)	(767)
Result from repurchase of corporate bonds	72	-
Other financial results	(67)	6
Total other financial results	55,461	(4,170)

Total financial results, net	14,811	(12,514)

(1) Net of $ 1,570 million and $ 123 million capitalized in property, plant and equipment for the six-month periods ended June 30, 2023 and 2022, respectively.

34

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.6 Income tax

The breakdown of income tax charge is:

	06.30.2023	06.30.2022
Current tax	5,302	16,091
Deferred tax	1,336	(13,948)
Difference between previous fiscal year income tax provision and the income tax statement	449	(2,114)
Total income tax - Income	7,087	29

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the profit before taxes:

	06.30.2023	06.30.2022
Profit before income tax	76,315	18,734
Current income tax rate	35%	35%
Income tax at the statutary tax rate	26,710	6,557
Share of profit from companies	(3,000)	(2,333)
Non-taxable results	(1,917)	(103)
Effects of exchange differences and other results associated with the valuation of the currency, net	36,309	8,752
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(85,437)	(27,350)
Difference between previous fiscal year income tax provision and deferred tax and the income tax statement	775	(2,366)
Effect for tax inflation adjustment	31,654	16,455
Non-deductible cost	1,943	412
Other	50	5
Total income tax - Income	7,087	29

35

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 11: NON-FINANCIAL ASSETS ANF LIABILITIES

11.1	Property, plant and equipment

	Original values
Type of good	At the beginning	Increases (1)	Transfers	Decreases	Held for sales assets	Impairment	Traslation effect
								At the end

Lands	2,333	-	-	-	-	-	1,047	3,380
Buildings	25,253	-	390	-	(598)	-	11,518	36,563
Equipment and machinery	339,671	108	29,219	(129)	(33,368)	-	158,849	494,350
Wells	175,771	52	26,002	(4,515)	-	-	82,309	279,619
Mining property	32,077	-	-	-	-	-	14,401	46,478
Vehicles	1,365	403	119	(29)	-	-	742	2,600
Furniture and fixtures and software equipment	10,635	125	199	(2)	(37)	-	4,842	15,762
Communication equipments	223	-	-	-	-	-	99	322
Materials, spare parts and tools	6,304	8,616	(7,544)	-	-	-	3,962	11,338
Petrochemical industrial complex	5,158	-	293	-	-	-	2,383	7,834
Civil works	557	-	3,896	-	(301)	-	2,330	6,482
Work in progress	44,316	47,222	(47,069)	-	(29)	-	19,259	63,699
Advances to suppliers	7,718	23,188	(5,505)	(2)	-	-	8,522	33,921
Other goods	78	-	-	-	-	-	34	112
Total at 06.30.2023	651,459	79,714	-	(4,677)	(34,333)	-	310,297	1,002,460
Total at 06.30.2022	311,688	20,690	-	(23)	-	(12,469)	70,362	390,248

(1) Includes $ 1,570 million and $123 million of financial costs capitalized in property, plant and equipment for the six-month periods ended June 30, 2023 and 2022, respectively.

36

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	Depreciation							Net book values
Type of good	At the beginning	Decreases	Held for sales assets	For the period	Impairment	Traslation effect	At the end	At the end	At 12.31.2022

Lands	-	-	-	-	-	-	-	3,380	2,333
Buildings	(13,342)	-	50	(811)	-	(6,181)	(20,284)	16,279	11,911
Equipment and machinery	(113,166)	122	3,151	(13,264)	-	(56,942)	(180,099)	314,251	226,505
Wells	(104,372)	1,928	-	(10,031)	-	(48,117)	(160,592)	119,027	71,399
Mining property	(23,809)	-	-	(704)	-	(10,835)	(35,348)	11,130	8,268
Vehicles	(865)	21	-	(130)	-	(403)	(1,377)	1,223	500
Furniture and fixtures and software equipment	(9,137)	1	10	(503)	-	(4,174)	(13,803)	1,959	1,498
Communication equipments	(174)	-	-	(12)	-	(86)	(272)	50	49
Materials, spare parts and tools	(257)	-	-	(19)	-	(119)	(395)	10,943	6,047
Petrochemical industrial complex	(2,664)	-	-	(536)	-	(1,307)	(4,507)	3,327	2,494
Civil works	(135)	-	39	(155)	-	(421)	(672)	5,810	422
Work in progress	-	-	-	-	-	-	-	63,699	44,316
Advances to suppliers	-	-	-	-	-	-	-	33,921	7,718
Other goods	(74)	-	-	(1)	-	(32)	(107)	5	4
Total at 06.30.2023	(267,995)	2,072	3,250	(26,166)	-	(128,617)	(417,456)	585,004
Total at 06.30.2022	(141,298)	18	-	(11,559)	8,787	(32,255)	(176,307)	213,941
Total at 12.31.2022									383,464

37

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values
Type of good	At the beginning	Increase	Decrease	Held for sales assets	Impairment recovery (Impairment)(1)	Traslation effect
							At the end

Concession agreements	444	-	-	-	-	199	643
Goodwill	6,131	-	-	-	-	2,753	8,884
Intangible identified in acquisitions of companies	17,835	-	-	(8,054)	-	8,016	17,797
Digital assets	1,172	-	(1,626)	-	411	43	-
Total at 06.30.2023	25,582	-	(1,626)	(8,054)	411	11,011	27,324
Total at 06.30.2022	4,530	3,312	(1,808)	-	(695)	1,120	6,459

	Amortization
Type of good	At the beginning	For the period	Held for sales assets	Traslation effect
					At the end

Concession agreements	(418)	(9)	-	(190)	(617)
Intangible identified in acquisitions of companies	(800)	(627)	472	(500)	(1,455)
Total at 06.30.2023	(1,218)	(636)	472	(690)	(2,072)
Total at 06.30.2022	(574)	(26)	-	(127)	(727)

	Net book values
Type of good	At the end	At 12.31.2022

Concession agreements	26	26
Goodwill	8,884	6,131
Intangible identified in acquisitions of companies	16,342	17,035
Digital assets	-	1,172
Total at 06.30.2023	25,252
Total at 06.30.2022	5,732
Total at 12.31.2022		24,364

(1)	The sale of the digital assets at market price resulted in the recognition of an impairment recovery for $ 411 million (US$ 2 million) as of June 30, 2023. As of June 30, 2022, the recoverability of the digital assets was affected by their market value at closing, resulting in the recording of impairment losses for $ 695 million (US$ 6 million).

38

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	06.30.2023	12.31.2022
Tax loss carryforwards	12,147	3,294
Property, plant and equipment	32,912	26,765
Intangible assets	2	2
Trade and other receivables	613	592
Provisions	16,329	10,472
Salaries and social security payable	193	134
Defined benefit plans	2,371	1,356
Trade and other payables	49	40
Other	293	195
Deferred tax asset	64,909	42,850
Property, plant and equipment	(8,124)	(14,021)
Intangible assets	(8,803)	(6,209)
Investments in companies	(1,332)	(1,332)
Inventories	(6,092)	(3,281)
Financial assets at fair value through profit and loss	(5,377)	(2,718)
Trade and other receivables	(3,757)	(3,928)
Tax liabilities	(322)	(322)
Tax inflation adjustment	(40,207)	(24,567)
Deferred tax liability	(74,014)	(56,378)

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset tax assets and liabilities; and when deferred income tax charges are associated with the same fiscal authority. Therefore, they are disclosed in the consolidated condensed interim statement of financial position:

	06.30.2023	12.31.2022
Deferred tax asset, net	8,491	6,326
Deferred tax liability, net	(17,596)	(19,854)

39

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.4 Inventories

	06.30.2023	12.31.2022
Current
Materials and spare parts	31,030	18,489
Advances to suppliers	821	1,458
In process and finished products	15,863	10,777
Total (1)	47,714	30,724

(1) It includes impairment loss as a result of the performed recoverability assessment for$ 734 million (US$ 3 million), $ 7 million (US$ 0,1 million) and $ 463 million (US$ 2 million) as of June 30, 2023 and 2022 and December 31, 2022.

11.5 Provisions

	06.30.2023	12.31.2022
Non-Current
Contingencies	28,070	19,031
Asset retirement obligation and wind turbines decommisioning	5,437	4,453
Environmental remediation	3,707	2,578
Other provisions	1,036	-
Total non-current	38,250	26,062

Current
Contingencies	22	16
Asset retirement obligation and wind turbines decommisioning	518	400
Environmental remediation	453	357
Other provisions	10	6
Total current	1,003	779

40

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

The evolution of provisions is shown below:

	06.30.2023
	Contingencies	Asset retirement obligation and wind turbines decommisioning	Environmental remediation

At the beginning of the year	19,047	4,853	2,935
Increases	762	383	161
Decreases	(75)	-	(77)
Exchange differences on translation	8,373	1,926	1,271
Liabilities associated to held for sale assets	-	(241)	-
Reversal of unused amounts	(15)	(966)	(130)
At the end of the period	28,092	5,955	4,160

	06.30.2022
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	10,887	2,217	1,805
Increases	262	126	31
Decreases	(34)	(5)	(65)
Exchange differences on translation	2,255	500	381
Reversal of unused amounts	(9)	-	-
At the end of the period	13,361	2,838	2,152

11.5.1 Provision for lawsuits and contingencies

Regarding the international arbitration claim filed by the Company against Petrobras International Braspetro B.V. on account of fraudulent representations and omissions associated with certain export transactions under the share purchase agreement executed on May 13, 2016 whereby the Company acquired 67.2% of Petrobras Argentina S.A.'s capital stock, the arbitration award is pending issuance by the Arbitration Court.

41

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.6 Income tax and minimum notional income tax provision

	06.30.2023	12.31.2022
Non-current
Income tax, net of witholdings	33,632	28,568
Minimum notional income tax	3,724	3,160
Total non-current	37,356	31,728

Current
Income tax, net of witholdings and advances	4,493	927
Total current	4,493	927

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1	Financial assets at amortized cost

	06.30.2023	12.31.2022
Non-current
Term deposit	25,853	17,823
Notes receivable	-	177
Total non-current	25,853	18,000

Current
Notes receivable	3,006	1,357
Total current	3,006	1,357

42

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.2	Financial assets at fair value through profit and loss

	06.30.2023	12.31.2022
Non-current
Shares	7,053	4,867
Total non-current	7,053	4,867

Current
Government securities	109,631	36,281
Corporate bonds	20,011	33,600
Shares	33,828	28,422
Mutual funds	6,498	5,553
Total current	169,968	103,856

12.3	Trade and other receivables

	Note	06.30.2023	12.31.2022
Non-Current
Other		18	12
Trade receivables		18	12

Non-Current
Related parties	16	3,696	3,098
Advances to suppliers		1,102	-
Tax credits		654	285
Prepaid expenses		32	14
Contractual indemnity credit		1,148	-
Other		10	6
Other receivables		6,642	3,403
Total non-current		6,660	3,415

43

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

	Note	06.30.2023	12.31.2022
Current
Receivables from MAT sales		5,422	3,689
CAMMESA		41,271	29,315
Receivables from oil and gas sales		26,744	9,788
Receivables from petrochemicals sales		12,286	10,931
Related parties	16	1,026	848
Other		411	496
Impairment of financial assets		(1,343)	(1,039)
Trade receivables, net		85,817	54,028

Current
Related parties	16	1,771	1,183
Tax credits		2,678	2,555
Receivables for complementary activities		248	57
Prepaid expenses		3,294	2,525
Guarantee deposits		5,249	4,870
Expenses to be recovered		2,981	2,611
Receivables for acquisition of subsidiary		1,709	1,182
Receivables for sale of subsidiary and associates		1,042	719
Receivables for financial instruments sale		1,034	150
Argentine Natural Gas Production Promotion Plan		4,292	5,721
Advances to suppliers		3,363	-
Receivables for arbitration award		1,211	6,621
Contractual indemnity credit		453	-
Other		1,531	1,144
Impairment of other receivables		(27)	(38)
Other receivables, net		30,829	29,300

Total current		116,646	83,328

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

44

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The movements in the impairment of financial assets are as follows:

	06.30.2023	06.30.2022
At the beginning of the year	1,039	963
Impairment	228	115
Reversal of unused amounts	(6)	(50)
Exchange differences on translation	82	17
At the end of the period	1,343	1,045

The movements in the impairment of other receivables are as follows:

	06.30.2023	06.30.2022
At the beginning of the year	38	12
Impairment	6	5
Reversal of unused amounts	(24)	-
Exchange differences on translation	7	(1)
At the end of the period	27	16

12.4	Cash and cash equivalents

	06.30.2023	12.31.2022
Cash	52	28
Banks	4,152	1,958
Mutual funds	46,545	16,771
Total	50,746	18,757

45

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5	Borrowings

	06.30.2023	12.31.2022
Non-Current
Financial borrowings	6,247	19,088
Corporate bonds	327,583	218,349
Total non-current	333,830	237,437

Current
Bank overdrafts	35,612	10,514
Financial borrowings	10,054	8,970
Corporate bonds	46,022	28,845
Total current	91,688	48,329
Total	425,518	285,766

As of June 30, 2023, and December 31, 2022 the fair value of the Company’s CB amount approximately to $ 402,370 million and $ 240,194 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each period (fair value level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

The long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the Company is in compliance with the covenants provided for in its loan’s contracts.

46

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The evolution of the consolidated loans over the six-month periods ended June 30, 2023 and 2022 is disclosed below.

	06.30.2023	06.30.2022
At the beginning of the year	285,766	147,795
Proceeds from borrowings	46,753	3,946
Payment of borrowings	(3,357)	(459)
Accrued interest	33,664	6,952
Payment of interests	(29,710)	(6,257)
Repurchase of corporate bonds	(1,335)	-
Result from repurchase of corporate bonds	(72)	-
Foreign currency exchange difference	(25,345)	(878)
Liabilities associated to held for sale assets	(20,280)	-
Borrowing costs capitalized in property, plant and equipment	1,570	123
Exchange differences on translation	137,864	32,570
At the end of the period	425,518	183,792

12.5.1 Issuance of CB

On January 11, 2023, the Company issued Class 15 CB for $ 10,379 million accruing interest at a variable BADLAR rate plus an annual 2% spread and maturing on July 11, 2024. Subsequently, on March 6, 2023, the Company reopened Class 13 and Class 15 CB for US$ 48.2 million and $ 7,885 million, respectively.

On May 4, 2023, the Company issued Class 16 CB for US$ 55.7 million accruing interest at a fixed Badlar rate 4.99%, maturing on November 4, 2025, and Class 17 CB for $ 5,980 million accruing interest at a variable BADLAR rate plus an annual 2% spread and maturing on May 4, 2024. Class 17 CB are the second green bond issued by Pampa, which reflects the commitment to finance projects with a positive impact on the environment and to diversify the country’s energy generation matrix. The issue of Class 17 CB was recognised by Fix Ratings, an affiliate of Fitch Ratings, with the rating of Green Bond (BV1), the best possible grade, since it is aligned with the four main components of ICMA’s (International Capital Market Association) Green Bond Principles (GBP). It was issued in observance of the “Guidelines for the Issuance of Social, Green and Sustainable Bonds in Argentina” of the CNV Rules and the provisions of BYMA’s Social, Green and Sustainable Guide and the BYMA Rules, and also makes up BYMA’s Social, Green and Sustainable Bonds Panel. The Company will allocate the issue’s proceeds form Class 17 CB to finance the expansion of PEPE VI wind farm.

After the closing of the reporting period, Pampa repaid at maturity the full outstanding amount of Class 8 CB (first Green Bond) for $2,283 million.

47

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.2 Redemption of Series T CB

On May 5, 2023, the Company announced the redemption of all Series T CB maturing on July 21, 2023, which outstanding balance amounted to US$ 92.9 million.

The redemption took place on June 8, 2023 at a redemption price equal to 100% of the outstanding capital amount, plus accrued and unpaid interest as of the redemption date, and plus additional amounts under the Series T CB's trust agreement.

12.5.3 Financial loans

During the period ended June 30, 2023, the Company took out short-term bank loans with local financial entities for $ 36,168 million and canceled financing for US$ 9.1 million and import financing, net, for US$ 4.6 million. After the closing of the reporting period, the Company paid import financing, net of borrowings, for US$ 1.6 million and took out short-term bank loans for $ 2,000 million.

48

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.6	Trade and other payables

	Note	06.30.2023	12.31.2022
Non-Current
Customer guarantees		6	4
Trade payables		6	4

Compensation agreements		4,705	1,769
Finance leases liability		2,413	1,789
Contractual penalty debt		1,148	-
Other		213	195
Other payables		8,479	3,753
Total non-current		8,485	3,757

Current
Suppliers		59,705	35,109
Customer advances		1,092	644
Related parties	16	4,365	2,506
Trade payables		65,162	38,259

Compensation agreements		1,463	2,085
Liability for acquisition of companies		5,900	8,144
Finance leases liability		453	319
Investment plan readjustment liability		727	807
Contractual penalty debt		420
Other		243	117
Other payables		9,206	11,472

Total current		74,368	49,731

Due to the short-term nature of trade and other payables, its book value is not considered to differ from its fair value. For most other non-current liabilities, fair values do not significantly differ from book values.

49

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.7	Fair value of financial instruments

The following table shows the Company’s financial assets and liabilities measured at fair value as of June 30, 2023 and December 31, 2022:

As of June 30, 2023	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	109,631	-	-	109,631
Corporate bonds	20,011	-	-	20,011
Mutual funds	6,498	-	-	6,498
Shares	33,828	-	7,053	40,881
Cash and cash equivalents
Mutual funds	46,545	-	-	46,545
Derivative financial instruments	-	146	-	146
Other receivables
Guarantee deposits on derivative financial instruments	4,249	-	-	4,249
Total assets	220,762	146	7,053	227,961

Liabilities
Derivative financial instruments	-	133	-	133
Total liabilities	-	133	-	133

As of December 31, 2022	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	36,281	-	-	36,281
Corporate bonds	33,600	-	-	33,600
Mutual funds	5,553	-	-	5,553
Shares	28,422	-	4,867	33,289
Cash and cash equivalents
Mutual funds	16,771	-	-	16,771
Derivative financial instruments	-	161	-	161
Other receivables
Guarantee deposits on derivative financial instruments	3,823	-	-	3,823
Total assets	124,450	161	4,867	129,478

Liabilities
Derivative financial instruments	-	318	-	318
Total liabilities	-	318	-	318

50

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The techniques used for the measurement of assets and liabilities at fair value through profit and loss, classified as Level 2 and 3, are detailed below:

-	Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period, and the amount at the time of the contract.
-	Shares: it was determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the 4.04% and 4.55% equity interest, direct and indirect, in TJSM and TMB, respectively.

NOTE 13: EQUITY COMPONENTS

13.1	Share Capital

On April 26, 2023, the General Ordinary and Extraordinary Shareholders' Meeting resolved to reduce the Company's capital stock through the cancellation of 20 million shares. This reduction was registered with the Public Registry on June 28, 2023.

As of June 30, 2023, the capital stock amounts to $ 1,364 million, including $ 4 million of treasury shares.

The Company is reached by CNV General Resolution No. 941/22, as it has previously adopted a specific accounting policy regarding the foreign-currency translation of financial statements. To comply with the provisions established by this resolution, the breakdown of the translation differences originated in share capital and capital adjustment accounts are detailed below:

	06.30.2023
	Share capital	Share capital adjustment
At the beginning of the year	5,117	26,760
Variation of the period	2,799	14,649
At the end of the period	7,916	41,409

	12.31.2022
	Share capital	Share capital adjustment
At the beginning of the year	2,392	12,503
Variation of the period	2,725	14,257
At the end of the year	5,117	26,760

51

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 13: (Continuation)

13.2	Earning per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, and where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning per share equal to the basic. As of June 30, 2023 and 2022, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings per share.

	06.30.2023	06.30.2022
Earning for continuing operations attributable to equity holders of the Company	69,097	18,469
Weighted average amount of outstanding shares	1,372	1,381
Basic and diluted earnings per share from continued operations	50.36	13.37

52

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1	Adjustments to reconcilie net profit to cash flows from operating activities

	Note	06.30.2023	06.30.2022
Income tax	10.6	7,087	29
Accrued interest		31,957	7,128
Depreciations and amortizations	9, 10.1 and 10.2	26,881	11,910
Share of profit of joint ventures and associates	5.1.3	(8,570)	(6,861)
Results for property, plant and equipment sale and derecognition	10.4	(56)	(23)
Result for intangible assets sale	10.4	-	(252)
Impairment of property, plant and equipment, intangible assets and inventories		323	4,384
Impairment of financial assets		937	519
Result from measurement at present value	10.5	1,030	767
Changes in the fair value of financial instruments		(37,712)	4,964
Exchange differences, net		(14,827)	(1,353)
Result from repurchase of corporate bonds	10.5	(72)	-
Readjustment of investment plan	10.4	-	1,011
Costs of concessions agreements completion	10.4	1,036	-
Contractual indemnity	10.4	(1,360)	-
Contractual penalty	10.4	1,360	-
Recovery of tax charges	10.4	(4)	(12)
Provision for contingecies, net	10.4	498	121
Provision for environmental remediation	10.4	345	-
Accrual of defined benefit plans	9 and 10.2	3,642	880
Compensation agreements	10.2	3,573	547
Derecognition of unproductive wells	10.3	1,702	-
Other		(363)	-
Adjustments to reconcile net profit to cash flows from operating activities		17,407	23,759

53

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 14: (Continuation)

14.2	Changes in operating assets and liabilities

	06.30.2023	06.30.2022
Increase in trade receivables and other receivables	(4,187)	(18,856)
Increase in inventories	(5,005)	(2,738)
Increase in trade payables and other payables	(1,678)	3,605
Decrease in salaries and social security payables	(291)	(470)
Decrease in defined benefit plans	(280)	(201)
Increase in tax liabilities	2,026	1,731
Decrease in provisions	(917)	(193)
Income tax payment	(14)	(327)
(Payments) Collections for derivative financial instruments, net	(774)	163
Changes in operating assets and liabilities	(11,120)	(17,286)

14.3	Significant non-cash transactions

	06.30.2023	06.30.2022

Acquisition of property, plant and equipment through an increase in trade payables	(16,276)	(6,176)
Borrowing costs capitalized in property, plant and equipment	(1,570)	(123)
Receivables for acquisition of subsidiary	1,182	-
Dividends pending collection	-	533
Decrease in asset retirement obligation through property, plant and equipment	(885)	-
Compensation of compensation plans through a decrease in other receivables	(148)	-

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

The main changes for the six-month period ended June 30, 2023 regarding contingent liabilities disclosed in the Consolidated Financial Statements as of December 31, 2022 are detailed below:

15.1	Labor claim - Compensation Fund

With reference to one of the claims on an alleged plan underfunding due to the elimination of the Company's earnings-based contributions, the Supreme Court of Justice of the Autonomous City of Buenos Aires asked the Chamber of Commercial Appeals to refer back the proceedings, and it later ordered the hearing of the unconstitutionality appeal filed by the Company which had been previously dismissed by said Chamber. In view of the Chamber's dismissal, the file was referred to the CSJN, which will settle the dispute over jurisdiction.

54

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 15: (Continuation)

15.2	Environmental claims

-	In the proceeding where Fundación SurfRider Argentina has requested the performance of preliminary proceedings due to alleged indications of environmental damage in the City of Mar del Plata, the partial agreement reached between the plaintiff and a co-defendant was ratified, and the proposal submitted by other two co-defendants is in the trial stage. On the other side, the Company has requested to be severed from the proceeding as it did not own any service station during the claim period, and the Court resolved to take this request into consideration.

-	In the proceeding brought by a neighbor of the Province of Salta owning a lot where a joint venture made up of the plaintiffs (the Company and other companies) conducted hydrocarbon activities, the Province of Salta became a co-defendant instead of a third party.

-	In the Court file where owners of a lot in the town of Garín, Province of Buenos Aires, seek the performance of preliminary proceedings for alleged indications of damage to the environment in their place of residence, the constructive abandonment of the lawsuit put forward by the Company and the dismissal of the claim by the plaintiff are pending resolution.

-	With reference to the complaint brought before the CSJN by Beatriz Mendoza and 16 other plaintiffs on alleged damages resulting from alleged environmental damage, the Company's pecuniary liability would be associated with just two of its assets adjacent to the Matanza-Riachuelo River Basin (one of which is no longer under its operation). Regarding the remaining assets along this basin previously operated by the Company, it has sufficient indemnity granted by the sites' assignee company.

15.3 Civil and Commercial Claims

Regarding the proceeding brought by "Consumidores Financieros Asociación Civil Para Su Defensa" seeking compensation for the depreciation of Petrobras Brasil's share quotation value as a result of the "lava jato operation" and the so-called "Petrolao", the Chamber of Appeals in Commercial Matters rendered judgment dismissing the federal extraordinary appeal brought by this association. Against this decision, the association filed a petition in error, which is under analysis by the CSJN.

The main updates for the six-month period ended June 30, 2023 regarding contingent assets disclosed in the Consolidated Financial Statements as of December 31, 2022 are detailed below:

15.4 Civil and Commercial Claims

Regarding the arbitration proceeding brought by the Company against High Luck Group Limited - Argentine branch as a result of certain breaches to the Participation Assignment Agreement and the Joint Operation Agreement for the Chirete Block entered into on April 1, 2015, the passing of the award and the hearing of new causes of action are still pending.

55

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTA 16: RELATED PARTIES´ BALANCES AND TRANSACTIONS

16.1 Balances with related parties

As of June 30, 2023	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	3	-	-	-
TGS	971	3,696	1,595	2,063
Transener	4	-	19	3
Other	-	-	-	14
Other related parties
SACDE	48	-	12	2,285
Other	-	-	145	-
	1,026	3,696	1,771	4,365

As of December 31, 2022	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	34	-	-	-
TGS	806	3,098	1,059	1,206
Transener	4	-	12	1
Other	-	-	-	2
Other related parties
SACDE	4	-	12	1,297
Other	-	-	100	-
	848	3,098	1,183	2,506

56

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

16.2 Operations with related parties

Operations for the six-month period	Sales of goods and services (1)		Purchases of goods and services (2)		Fees for services (3)		Other operating income (expenses), net (4)
	2023	2022	2023	2022	2023	2022	2023	2022
Associates and joint ventures
CTB	236	104	-	-	-	-	-	-
Greenwind	-	40	-	-	-	-	-	-
Refinor	-	702	-	(903)	-	-	-	-
TGS	5,223	2,954	(5,064)	(2,889)	-	-	-	-
Transener	-	-	(13)	(21)	-	-	43	-

Other related parties
Fundación	-	-	-	-	-	-	(223)	(102)
SACDE	-	-	(5,820)	(5,257)	-	-	28	8
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	(74)	(32)	-	-
Other	-	-	(16)	-	-	-	-	-
	5,459	3,800	(10,913)	(9,070)	(74)	(32)	(152)	(94)

(1)	Corresponds mainly to advisory services provided in relation with technical assistance and sales of gas.
(2)	Correspond to natural gas transportation services, purchases of refined products and other services imputed to cost of sales for $ 5,093 million and $ 3.910 million and infrastructure works contracted to SACDE imputed to property, plant and equipment for $ 5,820 million and $ 5,176 million, of which $ 3,372 million and $ 1,930 million correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry the works out for the six-month period ended June 30, 2023 and 2022, respectively.
(3)	Disclosed within administrative expenses.
(4)	Corresponds mainly to donations expenses and operating leases income.

Operations for the six-month period	Financial income (1)		Financial expenses (2)		Dividends received		Payment of dividends
	2023	2022	2023	2022	2023	2022	2023	2022
Associates and joint ventures
OCP	-	-	-	-	-	854	-	-
TGS	188	124	-	-	-	-	-	-

Other related parties
EMESA	-	-	-	-	-	-	(139)	(25)
Other	-	-	(6)	(6)	-	-	-	-
	188	124	(6)	(6)	-	854	(139)	(25)

(1)	Corresponds mainly to financial leases and accrued interest on loans granted.
(2)	Corresponds to interest and commissions on loans received.

57

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 17: ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN PESOS (1)

	Type	Amount in currencies other than pesos	Exchange rate (2)	Total 06.30.2023	Total 12.31.2022

ASSETS

NON-CURRENT ASSETS
Financial assets at amortized cost	US$	100.7	256.70	25,853	18,000
Other receivables	US$	23.2	256.70	5,950	3,099
Total non-current assets				31,803	21,099

CURRENT ASSETS

Financial assets at fair value through profit and loss	US$	544.8	256.70	139,854	83,477
	U$	-	-	-	1
Financial assets at amortized cost	US$	11.7	256.70	3,006	1,357
Derivative financial instruments	US$	0.6	256.70	146	149
Trade and other receivables	US$	210.0	256.70	53,915	38,960
Cash and cash equivalents	US$	86.7	256.70	22,261	13,602
	EUR	-	-	-	1
Total current assets				219,182	137,547
Assets classified as held for sale	US$	11.9	256.70	3,045	-
Total assets				254,030	158,646

LIABILITIES

NON-CURRENT LIABILITIES
Provisions	US$	142.6	256.70	36,595	25,492
Borrowings	US$	1,229.3	256.70	315,568	215,786
Other payables	US$	32.3	256.70	8,286	3,572
Total non-current liabilities				360,449	244,850

CURRENT LIABILITIES
Provisions	US$	3.9	256.70	993	741
Tax liabilities	US$	0.04	256.70	11	6
Salaries and social security payable	US$	0.1	256.70	25	16
Derivative financial instruments	US$	0.51	256.70	131	318
Borrowings	US$	63.0	256.70	16,167	31,180
Trade and other payables	US$	198.7	256.70	51,004	35,461
	EUR	3.8	280.59	1,072	548
	CNY	12.0	35.39	423	-
	U$	0.12	6.86	1	-
Total current liabilities				69,827	68,270
Liabilities associated to assets classified as held for sale	US$	80.1	256.70	20,569	-
Total liabilities				450,845	313,120
Net Position Liability				(196,815)	(154,474)

(1)	Information presented to comply with CNV Rules.
(2)	Exchange rate in force on June 30, 2023 according to the BNA for U.S. dollars (US$), Euros (EUR), Yuans R. China (CNY) and Uruguayan pesos (U$).

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTA 18: INVESTMENT COMMITMENTS

New generation projects

PEPE IV

In early 2022, works started for the expansion of PEPE III, inaugurated in 2019, which production is targeted at the large users’ segment.

The project mainly consisted of the (staged) mounting and installation of 18 additional wind turbines with an 81 MW capacity. The expansion's commissioning started on December 29, 2022, with the first 4 wind turbines, and ended on June 17, 2023, with the project's last 3 wind turbines.

After completing the expansion works, PEPE III and PEPE IV jointly have 32 wind turbines with a 134.2 MW installed capacity.

PEPE VI

In February 2023, the Company started constructing Pampa Energía VI Wind Farm in Bahía Blanca, Province of Buenos Aires. The project will enable the installation of a 300 MW power capacity, in 3 stages, with an estimated US$ 500 million investment.

Stage 1 comprises the mounting and installation of 21 Vestas wind turbines, with their internal medium-voltage cable network, roads, a substation and a 500 KV line allowing for a 94.5 MW capacity addition, with an investment for US$ 186 million, expected to be operative during the third quarter of 2024.

Stage 2 comprises the mounting and installation of 10 Vestas wind turbines allowing for a 45 MW capacity addition, with an investment for US$ 89 million, expected to be operative during the fourth quarter of 2024.

The energy produced by this wind park allows for reduced carbon emissions and will be sold through the MATER to supply large companies in the country in compliance with the Renewable Energy Law.

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 19: TERMINATION OF HYDROELECTRIC CONCESSIONS

SE Resolution No. 486/23 modified the terms for the Concessioned Hydroelectric Exploitations Team (ETAHC) to submit reports on the status of hydroelectric concessions. In the case of HINISA and HIDISA, the ETAHC's deadline to submit the reports will be December 1, 2023 and April 19, 2024, respectively.

Later, SE Resolution No. 574/23 resolved to implement the provisions of the concession agreements, providing that the current Alicurá, El Chocón Arroyito, Cerros Colorados and Piedra del Águila's concessionaires should continue in charge of their operation and maintenance upon the termination of the concession for a 60-day term (extendable for other 60 days). ENARSA was appointed as observer, with broad powers during the transition term and the provinces of Neuquén and Río Negro were invited to appoint a representative to act jointly with the representative to be appointed by the National Ministry of Economy ("MECON") to assist ENARSA during that period.

NOTE 20: DOCUMENTATION SAFEKEEPING

On August 14, 2014, the CNV issued General Resolution No. 629/14, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the AdeA - Administración de Archivos S.A.’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 – C.A.B.A.
-	Don Pedro de Mendoza 2163 –C.A.B.A.
-	Amancio Alcorta 2482 C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 21: SUBSEQUENT EVENTS

Incident at Central Térmica Loma de la Lata (CTLL)

On July 20, 2023, an incident occurred at CTLL's GT05, resulting in damage to the unit's turbine. As a result of the incident, the power generation capacity was reduced by approximately 105 MW.

The Company and General Electric, the turbine's manufacturer, are evaluating the necessary works to repair the failure.

Moreover, the Company is making all necessary filings before the insurance companies to minimize economic losses resulting from the breach of the associated availability commitments.

Tax for an Inclusive and Caring Argentina (Impuesto Para una Argentina Inclusiva y Solidaria, "PAIS") for import and foreign service procurement transactions

PEN Executive Order No. 377/23, dated July 24, 2023, extends the application of the PAIS tax to import transactions for certain goods, exempting goods associated with power generation —which scope has not been regulated— and the procurement of foreign services. Moreover, its regulation under AFIP Resolution No. 5,393/23, dated July 25, 2023, provided for an advance payment to be set off against the PAIS tax equivalent to 95% of the total final tax payable for certain goods and merchandise. This advance payment should be paid by the importer when declaring the import's destination. The PAIS tax's remaining 5% balance should be paid when accessing the MLC to make the payment abroad, where the intervening bank will act as a collection and settlement agent.

"TerCONF" call for tenders

On July 27, 2023, SE Resolution No. 621/23 launched the "TerCONF" call for the execution of reliable thermal generation supply agreements with CAMMESA allowing to incorporate new thermal supply and ensure the WEM's reliability and sustainability through: (i) supply to the SADI, and (ii) the substitution and modernization of Tierra del Fuego's power generation grid.

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 21: (Continuation)

Regarding thermal generation for SADI's reliability and supply:

(i)	The call will consider any generation or co-generation technology, including associated transmission and/or fuels infrastructure works, to add reliable power capacity by installing new equipment or equipment with less than 15,000 hours of verified use;
(ii)	Between 2,250 MW and 3,000 MW are expected to be awarded;
(iii)	Agreements will not provide for fuel management responsibility, and a variable operation and maintenance remuneration is established based on the energy per fuel type;
(iv)	The agreement's price will contemplate the payment of the hired power capacity in US$/MW-month and the payment of the supplied energy;
(v)	Projects should identify the point of delivery and the technical connection agreement with the transmission company;
(vi)	A supply maintenance guarantee and a payment scheme from the project's award to the contract execution date are established as a type of performance bond; and
(vii)	The deadline for submitting tenders is August 31, 2023.

Commencement of operations at Néstor Kirchner Gas Pipeline

On July 9, 2023, operations started at Néstor Kirchner Gas Pipeline's Tratayén - Salliqueló tranche, crossing the provinces of Neuquén, Río Negro, La Pampa and Buenos Aires, with a 573 km extension and an initial transportation capacity of 11 million m3/day of gas produced at the Vaca Muerta field.

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